Exhibit 99.2

GLOBAVEND HOLDINGS LIMITED

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Financial Statements

GLOBAVEND HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2024 AND MARCH 31, 2025

(US$, except share data, or otherwise note)

	September 30, 2024	March 31, 2025
	US$	US$
		(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,296,462	$915,151
Accounts receivable, net	1,684,644	1,151,308
Interest receivable from a director	-	10,659
Deposits and prepayment	203,178	13,699
Deposits – related party	-	897,436
Deferred costs	374,286	1,684,316
Contract assets	897,409	697,232
Taxes recoverable	-	95,694
Total current assets	$5,455,979	$5,465,495

NON-CURRENT ASSETS
Property, plant, equipment, net	$123,101	$87,932
Right-of-use assets, operating lease	32,711	16,646
Deposits and prepayment	1,743,423	783,487
Deposits – related party	600,000	-
Total non-current assets	$2,499,235	$888,065
TOTAL ASSETS	$7,955,214	$6,353,560

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$649,183	$520,942
Accounts payable – related party	1,627,269	-
Amount due to a director	8,586	-
Other payables and accrued liabilities	235,193	155,248
Taxes payables	224,438	-
Operating lease liabilities - current	$41,019	20,800
Total current liabilities	$2,785,688	$696,990

TOTAL LIABILITIES	$2,785,688	$696,990

Commitments	-

EQUITY

Ordinary shares, $0.001 par value, 2,000,000,000 shares authorized, 74,656 and 74,895 shares issued and outstanding as of September 30, 2024 and March 31, 2025, respectively*	14,931	14,979
Subscription receivable	(13,125)	(13,125)
Additional paid-in capital	3,454,741	3,491,481
Retained earnings	1,712,979	2,163,235
Total shareholders’ equity	$5,169,526	$5,656,570

TOTAL LIABILITIES AND EQUITY	$7,955,214	$6,353,560

*	Retrospectively applied for effect of reverse stock split on July 21, 2025

See accompanying notes to the condensed consolidated financial statements.

GLOBAVEND HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025

(US$, except share data, or otherwise note)

	For the six months ended March 31,
	2024	2025
	US$ (unaudited)	US$ (unaudited)
Revenue – third parties	$8,384,790	$13,723,478
Revenue	8,384,790	13,723,478

Cost of revenue - third parties	4,007,266	4,550,026
Cost of revenue – related party	2,719,028	7,725,902
Cost of revenue	6,726,294	12,275,928

Gross Profit	1,658,496	1,447,550

Operating expenses:
General and administrative expenses	505,105	658,292
Total operating expenses	$505,105	$658,292

Income from operations	$1,153,391	$789,258

Other expense, net:
Interest income	29,323	11,299
Interest expense	(1,612)	(550)
Other expense	(142,178)	(239,574)
Total other expense, net	(114,467)	(228,825)

Income before income taxes	$1,038,924	$560,433
Income taxes provision	140,129	110,177
Net income attributable to Globavend Holdings Limited	$898,795	$450,256

Comprehensive income	$898,795	$450,256

Earnings per share - Basic and diluted	$12.57	$6.01

Weighted Average Basic and Diluted Number of Ordinary Shares Outstanding*	71,486	74,895

*	Retrospectively applied for effect of reverse stock split on July 21, 2025

See accompanying notes to the condensed consolidated financial statements.

GLOBAVEND HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025

(US$, except share data, or otherwise note)

	Ordinary Shares*		Subscription	Additional paid-in	Retained
	Shares	Amount	Receivable	capital	Earnings	Total

Balance as of September 30, 2023	65,625	$13,125	$(13,125)	$128,205	$373,971	$502,176
Issuance of ordinary share upon the completion of IPO, net of issuance cost	7,500	1,500	-	2,962,556	-	2,964,056
Net income for the period	-	-	-	-	898,795	898,795
Balance as of March 31, 2024 (unaudited)	73,125	$14,625	$(13,125)	$3,090,761	$1,272,766	$4,365,027

	Ordinary Shares*		Subscription	Additional paid-in	Retained
	Shares	Amount	Receivable	capital	Earnings	Total

Balance as of September 30, 2024	74,656	$14,931	$(13,125)	$3,454,741	$1,712,979	$5,169,526
Issuance of ordinary share to Square Gate as compensation	239	48		36,740		36,788
Net income for the period					450,256	450,256
Balance as of March 31, 2025 (unaudited)	74,895	$14,979	$(13,125)	$3,491,481	2,163,235	5,656,570

*	Retrospectively applied for effect of reverse stock split on July 21, 2025

See accompanying notes to the condensed consolidated financial statements.

GLOBAVEND HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025

(US$, except share data, or otherwise note)

	For the six months ended March 31,
	2024	2025
	US$ (unaudited)	US$ (unaudited)
Cash flows used in operating activities:
Net income	$898,795	$450,256
Non-cash adjustments:
Depreciation of property, plant and equipment	5,666	41,579
Amortization of right-of-use assets	19,842	16,065
Reversal of allowance for expected credit loss	(24,012)	(26,226)
Compensation to Square Gate	-	36,788
Interest income from Director	-	(10,659)
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	724,706	553,302
Prepayments and other current assets	(20,233)	1,979
Contract assets	94,029	206,437
Increase (Decrease) In:
Accounts payable	(2,080,638)	(128,241)
Accounts payable – related party	261,770	(1,627,269)
Other payables and accrued liabilities	(102,382)	(79,945)
Tax payables	(14,454)	(320,132)
Lease liabilities	(19,670)	(20,219)
Net cash used in operating activities	$(256,581)	$(906,285)

Cash flows used in investing activities:
Payment for purchases of property, plant and equipment	(473,409)	(303,846)
Net cash used in investing activities	$(473,409)	$(303,846)

Cash flows used in financing activities:
Payment for proposed financing transactions	$(897,436)	$-
Net payment to a director		(8,586)
Proceeds from issuance of common stock, net of issuance costs	5,379,500	-
Payment of offering costs	(1,756,440)	(162,594)
Net cash provided by (used in) financing activities	$2,725,624	$(171,180)

Net increase (decrease) in cash and cash equivalents	$1,995,634	$(1,381,311)
Cash and cash equivalents at beginning of year	554,132	2,296,462
Cash and cash equivalents at end of year	$2,549,766	$915,151

Supplemental Disclosure of Cash Flow Information
Interest received	29,323	11,299
Income tax paid	(154,582)	(430,308)

Non-cash Financing Activities
Shares issued as compensation for Square Gate	-	36,788
Deferred cost within other payables and accrued liabilities	300,000	-

GLOBAVEND HOLDINGS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Organization

Globavend Holdings Limited (the “Company”) was incorporated under the laws of the Cayman Islands on May 22, 2023, which is a holding company with operations conducted by the operating subsidiary in Hong Kong.

On May 24, 2023, Globavend Associates Limited (“Globavend BVI”) was incorporated under the laws of the British Virgin Islands. Globavend BVI is a wholly owned subsidiary of the Company, which was incorporated for the purposes of acting as intermediary holding companies of the Company’s operating entity.

Globavend (HK) Limited (“Globavend HK”), was incorporated under laws of Hong Kong and commenced its operations since June 2016. Globavend HK provides integrated cross-border logistics services and air freight forwarding services with business spans Hong Kong, Australia and New Zealand.

(b)	Principal activities

The Company and its subsidiaries engage in provision of integrated cross-border logistics services and air freight forwarding services with networks across Hong Kong, Australia and New Zealand. The Company conduct its operations through its subsidiary in Hong Kong (the “operating subsidiary”).

The operating subsidiary mainly provides air freight forwarding services and integrated cross-border logistics services, which is one-stop logistics services including the provision of supporting transportation for freight forwarding purpose, storage of consignment, labelling of consignments, other related logistic services for freight forwarding purpose, freight management services, and delivery at destination.

Generally, the Company’s services are divided into integrated cross-border logistics services and air freight forwarding services.

The followings are the consolidated entities:

Name	Date of Incorporation	Place of Incorporation	Percentage of effective ownership	Principal activities
Parent company
Globavend Holdings Limited	May, 2023	Cayman Islands	100%	Investment holding company
Wholly-owned subsidiaries
Globavend Associates Limited	May, 2023	British Virgin Islands	100%	Intermediate holding company
Globavend (HK) Limited	June, 2016	Hong Kong	100%	Provision of integrated cross-border logistics services and air freight forwarding services

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reorganization

On May 22, 2023, Globavend Holdings Limited (“Globavend Holdings” or the “Company”) was incorporated in the Cayman Islands having an authorized share capital of US$50,000 divided into 50,000,000 ordinary shares of par value of US$0.001 each (the “Ordinary Shares”), and 13,125,000 ordinary shares were issued to Globavend Investments Limited (“Globavend Investments”), which is wholly owned by Mr. Wai Yiu Yau.

Pursuant to the Company’s reorganization (“Reorganization”) that took place on May 29, 2023, the former shareholder of Globavend HK, namely Mr. Wai Yiu Yau transferred all the shares of, inter alia, Globavend HK to Globavend BVI in consideration of Globavend BVI allotting and issuing 1 share to the Company credited as fully paid.

Following such share swap, Globavend HK became the Company’s indirectly owned subsidiaries through Globavend BVI, whereas Globavend Investments Limited became the controlling shareholders of the Company holding 100% of the issued share capital of the Company respectively.

The combination has been treated as a corporate restructuring (“Reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the six months ended March 31, 2024 and 2025, the results of these subsidiaries are included in the financial statements for both periods. After the Restructuring (“Reorganization”), the Company has 13,125,000 ordinary shares issued and outstanding.

On November 10, 2023, the Company completed its IPO and listed its Ordinary Shares on the Nasdaq Capital Market under the symbol “GVH”. With the above IPO, the Company received total gross proceeds of US$5.3 million from the issuance of 1,500,000 new ordinary shares from the initial public offering after deducting underwriting discounts, commissions and expenses.

On April 28, 2025, the authorized share capital of the Company increased from US$50,000 divided into 50,000,000 shares of US$0.001 par value each to US$2,000,000 divided into 2,000,000,000 shares of US$0.001 par value each. The designation of existing issued shares of US$0.001 par value each of the Company as Ordinary Shares shall remain unchanged.

On June 26, 2025, the Company raised an aggregate gross proceed of $15 million, before deducting placement agent fees and other estimated expenses payable by the Company, via the public offering for (the “Offering”).  The Offering was comprised of: (i) 5,645,997 units (the “Ordinary Units”), each consisting of one Ordinary Share of the Company, par value $0.001 per share, one series A warrant to purchase one Ordinary Share and one series B warrant initially to purchase one Ordinary Share, and (ii) 16,093,133 pre-funded units, each consisting of one pre-funded warrant to purchase one Ordinary Share, one Series A Warrant and one Series B Warrant.

On July 2, 2025, the board of directors of the Company, approved a reverse stock split that would consolidate every 200 issued and unissued shares of US$0.001 par value each in the share capital of the Company into one share of US$0.20 par value each, with an effective date of July 21, 2025.

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements of the Company and its wholly owned subsidiaries (Collectively, the “Company”) have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) for interim financial reporting. These unaudited condensed consolidated financial statements do not include certain information and footnote disclosures as required by the U.S. GAAP for complete annual financial statements. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended September 30, 2023 and 2024.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the years ended September 30, 2023 and 2024. The results of operations for the six-month periods ended March 31, 2024 and 2025 are not necessarily indicative of the results for the full years.

The financial information as of September 30, 2024 presented in the unaudited consolidated financial statements is derived from the audited consolidated financial statements for the year ended September 30, 2024.

Use of Estimates

  The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and differences could be material. Changes in estimates are recorded in the period they are identified.

Judgments, estimates and underlying assumptions are evaluated on an ongoing basis by management and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances and such changes are reflected in the assumptions when they occur.

Significant estimates required to be made by management include, but are not limited to, allowance of expected credit losses. Actual results could differ from those estimates.

The measurement of the expected credit loss allowance for financial assets measured at amortized cost is an area that requires the use of significant assumptions about future economic conditions and credit behavior (e.g. the likelihood of customers defaulting and the resulting losses). A number of significant judgements are also required in applying the accounting requirements for measuring expected credit loss, such as:

●	Assessing relevant historical and forward-looking quantitative and qualitative information;

●	Choosing appropriate models and assumptions for the measurement of expected credit loss.

The Company reviews its accounts receivable and contract assets on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The loss-rate method is used to estimate the expected credit loss for accounts receivable and contract assets. The loss-rates are estimated based on the age of the balances of accounts receivable, historical experience, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the customers’ ability to pay. The assessment of the correlation among historical observed default rates, forecast economic conditions and expected credit losses is a significant estimate. The amount of expected credit loss is sensitive to changes in circumstances and forecast economic conditions. The historical credit loss experience and forecast of economic conditions may also not be representative of a customer’s actual default in the future. As of September 30, 2024 and March 31, 2025, balance of allowance for expected credit loss was $57,872 and $27,747, respectively.

Risks and uncertainties

The main operations of the Company are located in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Hong Kong, as well as by the general state of the economy in Hong Kong. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Hong Kong. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Following the Outbreak of COVID-19 (the “Outbreak”), a series of precautionary and control measures have been and will continue to be implemented in Hong Kong. The directors of the Company will keep continuous attention on monitoring the development of the Outbreak. Based on the currently available information, the directors of the Company consider that the Outbreak would not have a material financial impact on the Company’s overall operation and sales performance.

As an infectious disease, the Outbreak was first reported in late December 2019 and has since spread to various countries all over the world. On 11 March 2020, the World Health Organization announced that COVID-19 be characterized as a pandemic based on its assessment and the governments of different countries have taken drastic measures to curb the spread of the Epidemic. The Epidemic has not only endangered the health of citizens but has also disrupted the business operations of various enterprises. While the Company’s business operations are primarily based in Hong Kong, there was no significant impact on the Company’s business in 2024 and for the six months ended March 31, 2025.

Concentration risk

The risk is mitigated by the Company’s assessment of the level of concentration on its major customers and its ongoing monitoring of outstanding balances.

Concentration of major customers and suppliers:

	For the six months ended March 31,
	2024		2025
Major customers representing more than 10% of the Company’s revenues
Customer A	$-	0.0%	$3,007,516	21.9%
Customer B	1,434,490	17.1%	2,454,365	17.9%
Customer C	1,242,771	14.8%	1,011,782	7.4%
Customer D	1,864,655	22.2%	634,619	4.6%
Total Revenues	$4,541,916	54.1%	$7,108,282	51.8%

	As of
	September 30, 2024		March 31, 2025
Major customers of the Company’s accounts receivable, net
Company A	$155,790	9.3%	$358,970	31.2%
Company B	135,041	8.0%	168,111	14.6%
Company C	40,032	2.4%	35,538	3.1%
Customer D	226,332	13.4%	127,723	11.1%
Total	$557,195	33.1%	$690,342	60.0%

	For the six months ended March 31,
	2024		2025
Major suppliers representing more than 10% of the Company’s cost of revenue
Panaicia Pty Ltd (note)	$2,414,279	35.9%	$7,594,925	61.9%
Supplier A	1,047,585	15.6%	796,051	6.5%
Supplier B	804,452	12.0%	554,135	4.5%
Supplier C	-	-%	1,562,403	12.7%
Total Cost of Revenue	$4,266,316	63.5%	$10,507,514	85.6%

	As of
	September 30, 2024		March 31, 2025
Major suppliers of the Company’s accounts payables, net
Panaicia Pty Ltd (note)	$1,563,137	68.7%	$-	-%
Supplier A	284,872	12.5%	259,552	49.8%
Supplier B	78,224	3.4%	17,928	3.4%
Supplier C	48,762	2.1%	25,010	4.8%
Total	$1,974,995	86.7%	$302,490	58.0%

Note: Panaicia Pty Ltd is a related party of the Company, in which its sole director and sole shareholder is one of the shareholders of the Company, Mr. Wai Yiu Yau.

Foreign Currency Translation

The Company uses United State Dollar (“US$”) as its reporting currency. The Company’s operations are principally conducted in Hong Kong where Hong Kong dollar is the functional currency.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of operation and comprehensive income.

The exchanges rates used for translation from Hong Kong dollar to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for six months ended March 31, 2024 and 2025.

	For the six months ended March 31,
	2024	2025
Year end HKD: US$ exchange rate	7.8000	7.8000
Year average HKD: US$ exchange rate	7.8000	7.8000

Credit Risk

The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and contract assets. The Company has designed their credit policies with an objective to minimize their exposure to credit risk.

The exposure to credit risk, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties, relates primarily to our bank deposits (including our own cash at banks), accounts receivable and contract assets. The Company considers the maximum exposure to credit risk equals to the carrying amount of these financial assets in the consolidated statement of financial position. As of September 30, 2024 and March 31, 2025, the cash balances of $2,296,462 and $915,151, respectively, were substantially maintained at financial institutions in Hong Kong, respectively.

The Company believes that there is no significant credit risk associated with cash, which was held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located.

The Company has adopted a credit policy of dealing with creditworthy counterparties to mitigate the credit risk from defaults. The credit exposure is controlled by counterparty limits that are reviewed and approved by the senior management of the Company periodically. The management team periodically evaluates the creditworthiness of the existing customers in determining an allowance for expected credit loss primarily based on many factors, including the age of the balance, customer’s historical payment history, its current creditworthiness and current or future economic trends.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Foreign Exchange Risk

The reporting currency of the Company is U.S. Dollar. To date the majority of the revenues and costs are denominated in Hong Kong Dollar and a significant portion of the assets and liabilities are denominated in Hong Kong Dollars. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

Fair Value of Financial Instruments

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, to the financial instruments that are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs that prioritizes the information used to develop our assumptions regarding fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy.

●	Level 1—defined as observable inputs such as quoted prices in active markets for identical assets or liabilities;

●	Level 2—defined as inputs other than quoted prices in active markets, that are either directly or indirectly observable; and

●	Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, interest receivable from a director, due to a director, deposit, accounts payable, other payables, lease liabilities and accrued liabilities.

The carrying value of cash and cash equivalents, accounts receivable, deposit, accounts payable, other payables and accrued liabilities, interest receivable from a director and due to a director approximate fair value because of the short-term nature of these items. For lease liabilities, fair value approximates their carrying value at the year-end, as the interest rates used to discount the host contracts approximate market rates.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of September 30, 2024 and March 31, 2025.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains all bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to HKD800,000 per depositor per Scheme member, including both principal and interest.

Accounts Receivable, net

Accounts receivables are carried at net realizable value net expected credit loss. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current creditworthiness and current or future economic trends. Accounts are written off after exhaustive efforts at collection. The Company only grants credit terms to established customers who are deemed to be financially responsible. Credit periods to customers are normally within 7 to 90 days after customers received services provided by the Company. If accounts receivables are to be provided for, or written off, they would be recognized in the consolidated statements of operations and comprehensive income within operating expenses. The Company used loss-rate methods to estimate allowance for credit loss. For those past due balances over 1 year and other higher risk receivables identified by management are reviewed individually for collectability. In establishing an allowance for credit losses, the Company use reasonable and supportable information, which is based on historical collection experience, the financial condition of its customers and assumptions for the future movement of different economic drivers and how these drivers will affect each other. Loss-rate approach is based on the historical loss rates and expectations of future conditions. The Company writes off potentially uncollectible accounts receivable against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than the carrying value. Balance of allowance for expected credit loss for accounts receivables was $42,932 and $19,067 as of September 30, 2024 and March 31, 2025, respectively.

Related Party

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent Company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity. The Company discloses all significant related party transactions.

Contract Assets

Contract assets include billed and unbilled amounts resulting from in-transit shipments, as the Company has an unconditional right to payment only when services have been completed (i.e., shipments have been delivered). Amounts do not exceed their net realizable value. Contract assets are generally classified as current and the full balance is converted within 90 days based on the short-term nature of the transactions.

Contract assets were $897,409 and $697,232 as of September 30, 2024 and March 31, 2025, respectively. Balance of allowance for expected credit loss for contract assets was $14,940 and $8,680 as of September 30, 2024 and March 31, 2025, respectively.

Deferred costs

Pursuant to ASC 340-10-S99-1, incremental offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, SEC filing and print related costs, exchange uplisting costs, and road show related costs. In the event the offering is unsuccessful or aborted, the costs will be expensed. As of September 30, 2024 and March 31, 2025, deferred costs were $374,286 and $1,684,316, respectively.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation and impairment charges, and include expenditure that substantially increases the useful lives of existing assets. Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred, whereas significant renewals and betterments are capitalized.

Depreciation is provided over their estimated useful lives with an estimated residual value of the assets, using the straight-line method. Estimated useful lives are as follows:

Motor vehicles	3.3 years
Fixtures, furniture and equipment	5 years
Leasehold improvements	15 months

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the consolidated financial statements and any gain or loss resulting from their disposal is recognized in the period of disposition as an element of other income.

Impairment of Long-Lived Assets

Long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FASB ASC 360, “Property, Plant and Equipment”.

In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

There was no impairment loss recognized for the six months ended March 31, 2024 and 2025.

Lease

The Company makes an accounting policy election not to separate non-lease components to measure the lease liability and lease asset. For operating leases with a term of one year or less, we have elected not to recognize a lease liability or ROU asset on our consolidated balance sheets. Instead, we recognize the lease payments as expenses on a straight-line basis over the lease term.

Operating leases

Upon adoption of ASC 842, the lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease term, operating leases are recognized as right-of-use assets (“ROU”) and lease liabilities in the consolidated balance sheets if the initial lease term is greater than 12 months. For leases with an initial term of 12 months or less the Company recognizes those lease payments on a straight-line basis over the lease term.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, management uses the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Management uses the implicit rate when readily determinable. Lease expense is recognized on a straight-line basis over the lease term and are included in general and administrative (“G&A”) expenses.

Revenue Recognition

The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) Identify the Contract with a Customer, (2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or as) the Entity Satisfies a Performance Obligation. The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the performance obligation. If a performance obligation is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation.

The Company’s revenues are primarily from the provision of (i) integrated cross-border logistics services, which including supporting transportation for freight forwarding purpose, storage of consignment, labelling of consignments, other related logistic services for freight forwarding purpose, freight management services, and delivery at destination, and (ii) air freight forwarding services.

Integrated cross-border logistics services

In general, each logistics order constitutes a separate contract with the customer. A performance obligation is created once a customer agreement with an agreed upon transaction price exists. The transaction price is typically fixed and not contingent upon the occurrence or non-occurrence of any other event. The transaction price is generally due 7 to 90 days from the date of invoice. The Company’s logistics services provide for the arrangement of the movement of shipments to a customer’s destination. The logistics services, including certain ancillary services, such as loading/unloading and customs clearance, that are provided to the customer represent a single performance obligation as these promises aren’t distinct in the context of the contract. This performance obligation is satisfied over time and recognized in revenue upon the transfer of control of the services over the requisite transit period as the customer’s goods move from origin to destination. The Company determines the period to recognize revenue in transit based upon the departure date and the delivery date, which may be estimated if delivery has not occurred as of the reporting date. Determination of the transit period and the percentage of completion of the transportation as of the reporting date requires management to make judgments that affect the timing of revenue recognition. The Company has determined that revenue recognition over the transit period provides a reasonable estimate of the transfer of services to its customers as it depicts the pattern of the Company’s performance under the contracts with its customers.

Air freight forwarding services

The Company also provides air freight forwarding services by purchasing transportation services from direct carriers or other freight forwarders and reselling those services to its customers. The contracts with customers generally contain a single performance obligation. The Company recognizes revenue from this performance obligation at a point in time, which is the completion of the services.

The Company uses independent contractors and third-party carriers in the performance of its logistics and air freight forwarding services. The Company evaluates who controls the logistics and air freight forwarding services to determine whether its performance obligation is to transfer services to the customer or to arrange for services to be provided by another party. The Company determined it acts as the principal for its logistics and air freight forwarding services performance obligation since it is in control of establishing the prices for the specified services, managing all aspects of the logistics and air freight forwarding process, and assuming the risk of loss for delivery and collection. Such logistics and air freight forwarding services revenue is presented on a gross basis in the consolidated statements of operations and comprehensive income.

A summary of the Company’s gross revenues disaggregated by major service lines and timing of revenue recognition for the six months ended March 31, 2024 and 2025, respectively, are as follow:

	For the six months ended March 31,
	2024	2025
Integrated cross-border logistics services	$7,659,537	$12,751,847
Air freight forwarding services	725,253	971,631
Total	$8,384,790	$13,723,478

Cost of revenue

Cost of revenue consists primarily of cargo space charged by airlines or other freight forwarders and ancillary logistics services fee including costs of custom handling services, last mile carriage, warehouse packaging and labor cost.

General and Administrative Expenses

General and administrative expenses include salaries and employee benefits, depreciation for fixture, furniture and office equipment and ROU assets, staff salaries, travel and entertainment, audit fees, legal and professional fees, bank charges, credit loss expense and other office expenses.

Income Taxes

The Company accounts for income taxes following the liability method pursuant to FASB ASC 740 “Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of September 30, 2024 and March 31, 2025, the Company did not have a liability for unrecognized tax benefits. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The Company’s historical tax years will remain open for examination by the local authorities until the statute of limitations has passed.

Earnings per share

The Company calculates earnings per share in accordance with ASC Topic 260 “Earnings per Share.” Basic earnings per share is computed by dividing the net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential ordinary shares equivalents had been issued and if the additional common shares were dilutive. As of September 30, 2024 and March 31, 2025, there were no dilution impact.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

As of September 30, 2024 and March 31, 2025, the Company had a banking facility arrangement for a bank guarantee line with maximum amount of HK$3,690,000 and HK$3,690,000, respectively, which guaranteed by Mr. Wai Yiu Yau, the director of the Company, and secured by bank deposit from time to time charged in the bank’s favor. There was no outstanding principal or pledged bank deposit as at September 30, 2024 and March 31, 2025.

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the director, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. The Company has determined that it has a single operating segment for purposes of allocating resources and evaluating financial performance; accordingly, the Company does not provide additional segment reporting in these accompanying notes.

Recently Issued Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable is presented net of allowance for credit loss:

	As of
	September 30, 2024	March 31, 2025
Accounts receivable	$1,727,576	1,170,375
Less: allowance for expected credit loss	(42,932)	(19,067)
Total	$1,684,644	1,151,308

The movement of allowances for credit loss is as follow:

	As of
	September 30, 2024	March 31, 2025
Balance at beginning of the year	$(38,534)	$(42,932)
(Addition) reversal	(4,398)	23,865
Total	$(42,932)	$(19,067)

NOTE 4 – DEPOSITS AND PREPAYMENT

Deposits and prepayment are summarized as follow:

	As of
	September 30, 2024	March 31, 2025
Deposits and prepayment classified as non-current assets:
Trade deposit	$320,513	$320,513
Financial service deposit (note)	897,436	-
Prepaid financial service fee (note)	62,500	-
Deposits paid for purchase of property, plant and equipment	462,974	462,974
Total deposits and prepayment classified as non-current assets	$1,743,423	$783,487

Deposits – related party classified as non-current assets:
Deposit for operating lease arrangement	$600,000	$-
Total deposits – related party classified as non-current assets	$600,000	$-

Deposits and prepayment classified as current assets:
Prepaid service fee	$11,127	$11,712
Financial service deposit (note)	187,500	-
Utility and other deposit	4,551	1,987
Total deposits and prepayment classified as current assets	$203,178	$13,699

Deposits – related party classified as current assets:
Deposit for operating lease arrangement	$-	$897,436
Total deposits – related party classified as current assets	$-	$897,436

Note: As of September 30, 2024, the Company has both long-term and short-term deposit and prepayment for financial services. During the six months ended March 31, 2025, such balances were reclassified from long-term and short-term deposits and prepayment to deferred costs for financial services in relation to the fund raising of $15 million, before deducting placement agent fees and other estimated expenses payable by the Company, via public offering which has been completed subsequently after the reporting period.

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, NET

As of September 30, 2024 and March 31, 2025, property, plant and equipment, net consisted of the following:

	As of
	September 30, 2024	March 31, 2025
Furniture	$63,101	$63,101
Leasehold improvements	87,172	93,582
Total property plant and equipment, at cost	150,273	156,683
Less: accumulated depreciation	(27,172)	(68,751)
Total property, plant and equipment, net	$123,101	$87,932

Depreciation expenses for the six months ended March 31, 2024 and 2025 were $5,666 and $41,579, respectively.

NOTE 6 – OPERATING LEASES

The Company has various operating leases for office space and warehouse with lease terms of two years. The Company adopted Leases (Topic 842), using the modified-retrospective approach. No cumulative-effect adjustment to retained earnings was required upon adoption of Topic 842 because payments made under operating leases are also recognized as an expense on a straight-line basis over the lease term prior to the adoption of ASC 842. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the Hong Kong Dollar Best Lending Rate (“BLR”) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company as quoted by the BLR minus 2.5%.

As of September 30, 2024 and March 31, 2025, operating lease consist of the following:

	As of
	September 30, 2024	March 31, 2025
Right-of-use assets, costs	$163,592	$40,789
Accumulated amortization	(47,596)	(24,143)
Disposal due to early termination	(83,285)	-
Right-of-use assets, net	$32,711	$16,646

As of September 30, 2024 and March 31, 2025, operating lease liabilities consist of the following:

	As of
	September 30, 2024	March 31, 2025
Operating lease liabilities - current portion	$41,019	$20,800
Total	$41,019	$20,800

Leases with an initial term of 12 months or less are short-term leases and not recognized as operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheet. The Company recognizes lease expense for short-term leases on a straight-line basis over the lease term.

During the six months ended March 31, 2024 and 2025, the Company incurred total operating lease expenses of $21,453 and $16,615, respectively.

Other lease information is as follows:

	For the six months ended March 31,
	2024	2025
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	$19,670	$20,219
Right-of-use assets obtained in exchange for new operating lease liabilities	$-	$-
Weighted-average remaining lease term - operating leases	2.4 years	0.5 years
Weighted-average discount rate - operating leases	3.375%	3.375%

The following is a schedule of future minimum payments under operating leases as of September 30, 2024:

As of September 30, 2024
2025	41,538
2026	-
Total lease payments	$41,538
Less: imputed interest	(519)
Total operating lease liabilities, net of interest	$41,019

The following is a schedule of future minimum payments under operating leases as of March 31, 2025:

As of March 31, 2025
2025	$20,831
Total lease payments	$20,831
Less: imputed interest	(31)
Total operating lease liabilities, net of interest	$20,800

NOTE 7 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities are summarized as follow:

	As of
	September 30, 2024	March 31, 2025
Accrued staff salaries	$47,087	$67,367
Accrued administrative expenses	182,176	83,961
Accrued offering fees	2,564	2,564
Other payables	3,366	1,356
Total	$235,193	$155,248

NOTE 8 – SEGMENT INFORMATION

The Company follows FASB ASC Topic 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the chief operating decision maker (“CODM”), Mr. Wai Yiu Yau, to make decisions about resources to be allocated to the segment and assess each operating segment’s performance.

Based on the management’s assessment, the Company determined that it has only one operating segment which is the provision of forwarding services and therefore one reportable segment as defined by ASC 280. For the six months ended March 31, 2024 and 2025, revenue and assets within Hong Kong contributed over 90% of the Company’s total revenue and assets. The single segment represents the Company’s core business of providing (i) integrated cross-border logistics services; and (ii) air freight forwarding services.

Information for the Company’s breakdown of integrated cross-border logistics revenue destination for the six months ended March 31, 2024 and 2025 are as follows:

	For the six months ended March 31,
	2024		2025
Australia	$6,586,518	86.0%	$11,449,918	89.8%
New Zealand	1,073,019	14.0%	1,301,929	10.2%
Total integrated cross-border logistics revenue	$7,659,537	100.0%	$12,751,847	100.0%

NOTE 9 – OTHER EXPENSE, NET

	For the six months ended March 31,
	2024	2025
Foreign exchange loss	(142,194)	(239,574)
Miscellaneous income	16	-
Total	$(142,178)	$(239,574)

NOTE 10 – GENERAL AND ADMINISTRATIVE EXPENSES

	Six months ended March 31,
	2024	2025
Staff costs	$134,965	$256,789
Travel expenses	131,818	58,761
Audit fees	85,833	123,006
Legal and professional fees	115,600	119,362
Depreciation charge and amortization of right-of-use assets	25,508	57,644
Reversal of allowance of expected credit loss	(24,012)	(26,226)
Others	35,392	68,956
	$505,105	$658,292

NOTE 11 – INCOME TAXES

Cayman Islands and British Virgin Islands (“BVI”)

The Company is incorporated in the Cayman Islands and several of its wholly-own subsidiaries are incorporated in BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands and the BVI.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

For the six months ended March 31, 2024 and 2025, Hong Kong Government allowed tax reduction of 100% of the profits tax payable, subject to a ceiling of HK$3,000 (US$385), and HK$1,500 (US$192), respectively.

For the six months ended March 31, 2024 and 2025, the Company generated substantially all of its taxable income in the Hong Kong. The tax expenses records in the Company’s result of operations are almost entirely attributable to income earned in the Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income in other jurisdictions, the Company’s effective tax rates may substantially change.

Significant components of the provision for income taxes are as follows:

	For the six months ended March 31,
	2024	2025
Hong Kong profit tax:
- Current year	$140,514	$110,369
- Tax Concession	(385)	(192)
Income tax expenses	$140,129	$110,177

The effective tax rates on income before income taxes for the six months ended March 31, 2024 and 2025 was 13.5% and 19.7%, respectively.

No provision for deferred taxation has been made as there were no material temporary difference at reporting period end date.

Reconciliation between the income tax expenses computed by applying the Cayman Islands and BVI statutory tax rate to income before income taxes and actual provision were as follows:

	For the six months ended March 31,
	2024	2025
	US$	US$
Loss from Cayman Islands and BVI entities	$(85,000)	$(233,454)
Profit from Hong Kong entities	1,123,924	793,887
Income before income tax	$1,038,924	$560,433
Tax expenses at the Cayman Islands and BVI statutory income tax rate	-	-

Tax effect of rate differences in various jurisdictions	171,422	92,471
Tax effect of non-taxable income	(4,838)	-
Tax effect of deductible temporary difference	(4,917)	532
Tax effect of non-deductible expenditure	-	38,520
Tax concession	(385)	(192)
Additional tax reduction related to two-tiered profits tax regime	(21,154)	(21,154)

Income tax expense	140,129	110,177

NOTE 12 – RELATED PARTY TRANSACTIONS

(a) Names and Relationship of Related Parties:

Existing Relationship with the Company
Panaicia Pty Ltd	Sole director and sole shareholder is one of the shareholders Mr. Wai Yiu Yau.
Prezario UNO Pty Ltd	Sole shareholder is the spouse of one of the shareholders Mr. Wai Yiu Yau.
Mr. Wai Yiu Yau	Director of the Company
Ms. San Man Leng	Director of the Company
Mr. Ho Chuen Shin	Director of the Company
Mr. Fan Cheung	Director of the Company

(b) Summary of Balances with Related Parties:

		As of
Deposit– related parties:	Note	September 30, 2024	March 31, 2025
Mr. Wai Yiu Yau	(1)	$600,000	$897,436
Total		$600,000	$897,436

		As of
Interest receivable from a director:	Note	September 30, 2024	March 31, 2025
Mr. Wai Yiu Yau	(3)	$-	$10,659
Total		$-	$10,659

		As of
Accounts payable – related party:	Note	September 30, 2024	March 31, 2025
Panaicia Pty Ltd	(2)	$1,563,136	$-
Prezario UNO Pty Ltd	(2)	64,133	-
Total		$1,627,269	$-

		As of
Amount due to a director:	Note	September 30, 2024	March 31, 2025
Mr. Wai Yiu Yau	(3)	$8,586	$-
Total		$8,586	$-

Note:

1	Deposit – related party was paid to Mr. Wai Yiu Yau, a director of the Company, for the operating lease arrangement related to the rental of a warehouse and office on 9th floor of Tsuen Wan Industrial Centre, with a purchase option. The deposit was refundable upon the termination of arrangement. Imputed interest was calculated by interest rate of 3.375% over the lease term of 15 months.
2	Accounts payable – related party are trade in nature, unsecured and non-interest bearing.
3	Amount due from/to a director is non-trade in nature, unsecured, non-interest bearing and repayable on demand.

(c) Summary of Related Party Transactions:

A summary of trade transactions with related parties for six months ended March 31, 2024 and 2025 are listed below:

	For the six months ended March 31,
Last-mile delivery charged by related parties:	2024	2025
Panaicia Pty Ltd	$2,414,279	$7,594,925
Prezario UNO Pty Ltd	304,749	130,977
Total	$2,719,028	$7,725,902

	For the six months ended March 31,
Salaries paid to related parties:	2024	2025
Mr. Wai Yiu Yau	$5,000	$5,000
Ms. San Man Leng	5,637	11,400
Mr. Ho Chuen Shin	5,637	11,400
Mr. Fan Cheung	5,637	11,400
Total	$21,911	$39,200

	For the six months ended March 31,
Interest income from related parties:	2024	2025
Mr. Wai Yiu Yau	$-	$10,659
Total	$-	$10,659

	For the six months ended March 31,
Operating lease expenses paid to related parties:	2024	2025
Mr. Wai Yiu Yau	$-	$16,065
Total	$-	$16,065

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company accounts for loss contingencies in accordance with ASC Topic 450 and other related guidelines.

We have confirmed that as of September 30, 2024 and March 31, 2025 and as at the date of the prospectus, no enforcement of bank guarantees was made by our suppliers against us. The Company’s management is of the opinion that there are no contingencies to account for.

Commitments

As at September 30, 2024 and March 31, 2025, save as disclosed in note 6 in the consolidated financial statements, the Company did not have any significant capital and other commitments.

NOTE 14 – ORDINARY SHARES AND STRUCTURE SECTION

Globavend Holdings Limited was incorporated under the laws of the Cayman Islands on May 22, 2023. As of September 30, 2023, the Company was authorized to issue up to 50,000,000 ordinary shares and 13,125,000 ordinary shares were issued and outstanding at par value of $0.001 per share.

On November 10, 2023, the Company completed its IPO and listed its Ordinary Shares on the Nasdaq Capital Market under the symbol “GVH”. With the above IPO, the Company received the proceeds from the issuance of 1,500,000 ordinary Shares, net of issuance cost, of $5,379,500 and net off with the payment of offering costs of $1,756,440.

As a result of the Reverse Stock Split, each 200 pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. The Reverse Stock Split has been retrospectively applied to the consolidated financial statements for the fiscal years ended September 30, 2024 and the condensed unaudited financial statements for the six months ended March 31, 2025 and 2024.

NOTE 15 – SUBSEQUENT EVENTS

On April 28, 2025, the authorized share capital of the Company increased from US$50,000 divided into 50,000,000 shares of US$0.001 par value each to US$2,000,000 divided into 2,000,000,000 shares of US$0.001 par value each. The designation of existing issued shares of US$0.001 par value each of the Company as ordinary shares shall remain unchanged.

On June 26, 2025, the Company raised an aggregate gross proceed of $15 million, before deducting placement agent fees and other estimated expenses payable by the Company, via the Offering.  The Offering was comprised of: (i) 5,645,997 Ordinary Units, each consisting of one Ordinary Share of the Company, par value $0.001 per share, one series A warrant to purchase one Ordinary Share and one series B warrant initially to purchase one Ordinary Share, and (ii) 16,093,133 pre-funded units, each consisting of one pre-funded warrant to purchase one Ordinary Share, one Series A Warrant and one Series B Warrant.

On July 2, 2025, the board of directors of the Company, approved a reverse stock split that would consolidate every 200 issued and unissued shares of US$0.001 par value each in the share capital of the Company into one share of US$0.20 par value each, with an effective date of July 21, 2025.

The Company has assessed all events from March 31, 2025, up through September 9, 2024, which is the date that these condensed consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these condensed consolidated financial statements.